As filed with the Securities and Exchange Commission
on May 7, 2021
Registration No. 333-251909

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-14
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 2	[X]

Fidelity Hastings Street Trust
(Exact Name of Registrant as Specified in Charter)

Registrant’s Telephone Number (617) 563-7000

245 Summer St., Boston, MA 02210
(Address Of Principal Executive Offices)

Cynthia Lo Bessette, Secretary
245 Summer Street
Boston, MA 02210
(Name and Address of Agent for Service)

EXPLANATORY NOTE

This Post-Effective Amendment is being filed solely to file as an exhibit the final opinion of Dechert LLP supporting the tax consequences of the reorganization (Exhibit 12 to Item 16) of this Registration Statement on Form N-14.

The Proxy Statement/Prospectus is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on February 18, 2021 (SEC accession number 0001193125-21-047539). The Statement of Additional Information is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on February 18, 2021 (SEC accession number 0001193125-21-047539).

PART C.

OTHER INFORMATION

Item 15.

Indemnification

Article XI, Section 2 of the Declaration of Trust sets forth the reasonable and fair means for determining whether indemnification shall be provided to any past or present Trustee or officer. It states that the Trust shall indemnify any present or past trustee or officer to the fullest extent permitted by law against liability, and all expenses reasonably incurred by him or her in connection with any claim, action, suit or proceeding in which he or she is involved by virtue of his or her service as a trustee or officer and against any amount incurred in settlement thereof. Indemnification will not be provided to a person adjudged by a court or other adjudicatory body to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties (collectively, “disabling conduct”), or not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust. In the event of a settlement, no indemnification may be provided unless there has been a determination, as specified in the Declaration of Trust, that the officer or trustee did not engage in disabling conduct.

Pursuant to Section 11 of the Distribution Agreement, the Trust agrees to indemnify and hold harmless the Distributor and each of its directors and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages, or expense and reasonable counsel fees incurred in connection therewith) arising by reason of any person acquiring any shares, based upon the ground that the registration statement, Prospectus, Statement of Additional Information, shareholder reports or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated or necessary in order to make the statements not misleading under the 1933 Act, or any other statute or the common law. However, the Trust does not agree to indemnify the Distributor or hold it harmless to the extent that the statement or omission was made in reliance upon, and in conformity with, information furnished to the Trust by or on behalf of the Distributor. In no case is the indemnity of the Trust in favor of the Distributor or any person indemnified to be deemed to protect the Distributor or any person against any liability to the Issuer or its security holders to which the Distributor or such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

Pursuant to the agreement by which Fidelity Investments Institutional Operations Company, LLC (“FIIOC”) is appointed transfer agent, the Registrant agrees to indemnify and hold FIIOC harmless against any losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) resulting from:

(1)

any claim, demand, action or suit brought by any person other than the Registrant, including by a shareholder, which names FIIOC and/or the Registrant as a party and is not based on and does not result from FIIOC’s willful misfeasance, bad faith or negligence or reckless disregard of duties, and arises out of or in connection with FIIOC’s performance under the Transfer Agency Agreement; or

(2)

any claim, demand, action or suit (except to the extent contributed to by FIIOC’s willful misfeasance, bad faith or negligence or reckless disregard of duties) which results from the negligence of the Registrant, or from FIIOC’s acting upon any instruction(s) reasonably believed by it to have been executed or communicated by any person duly authorized by the Registrant, or as a result of FIIOC’s acting in reliance upon advice reasonably believed by FIIOC to have been given by counsel for the Registrant, or as a result of FIIOC’s acting in reliance upon any instrument or stock certificate reasonably believed by it to have been genuine and signed, countersigned or executed by the proper person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16.

Exhibits

(1)

(1) Amended and Restated Declaration of Trust, dated June 13, 2001, is incorporated herein by reference to Exhibit (a)(1) of Post-Effective Amendment No. 108.

(2)

Amendment to the Declaration of Trust, dated March 24, 2004, is incorporated herein by reference to Exhibit (a)(2) of Post-Effective Amendment No. 111.

(3)

Amendment to the Declaration of Trust, dated May 14, 2008, is incorporated herein by reference to Exhibit (a)(3) of Post-Effective Amendment No. 121.

(2)

Bylaws of the Trust, as amended and dated June 17, 2004, are incorporated herein by reference to Exhibit (b) of Fidelity Summer Street Trust’s (File No. 002-58542) Post-Effective Amendment No. 63.

(3)

Not applicable.

(4)

Agreement and Plan of Reorganization between Fidelity Summer Street Trust: Fidelity Export and Multinational Fund and Fidelity Hastings Street Trust: Fidelity Fund is incorporated herein by reference to Exhibit 1 to the Information Statement and Prospectus of Post-Effective Amendment No. 1.

(5)

Articles III, X and XI of the Amended and Restated Declaration of Trust, dated June 13, 2001, are incorporated herein by reference to Exhibit (a)(1) of Post-Effective Amendment No. 108; Article VIII of the Certificate of Amendment to the Declaration of Trust, dated May 14, 2008, is incorporated herein by reference to Exhibit (a)(3) of Post-Effective Amendment No. 121; and Articles IV and VI of the Bylaws of the Trust, as amended and dated June 17, 2004, are incorporated herein by reference to Exhibit (b) of Fidelity Summer Street Trust’s (File No.002- 58542) Post-Effective No. 63.

(6)

(1)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Fund and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(1) of Post-Effective Amendment No. 177.

(2)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Growth Discovery Fund and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(2) of Post-Effective Amendment No. 177.

(3)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Mega Cap Stock Fund and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(3) of Post-Effective Amendment No. 177.

(4)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Series Emerging Markets Debt Fund and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(4) of Post-Effective Amendment No. 177.

(5)

Management Contract, dated June 10, 2020, between Fidelity Series Emerging Markets Debt Local Currency Fund and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(5) of Post-Effective Amendment No. 180.

(6)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Series Large Cap Stock Fund and Fidelity Management & Research Company, is incorporated herein by reference to Exhibit (d)(5) of Post-Effective Amendment No. 177.

(7)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Fund, Fidelity Growth Discovery Fund, and Fidelity Mega Cap Stock Fund, is incorporated herein by reference to Exhibit (d)(21) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235

(8)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Fund, Fidelity Growth Discovery Fund, and Fidelity Mega Cap Stock Fund, is incorporated herein by reference to Exhibit (d)(8) of Post-Effective Amendment No. 180.

(9)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Series Large Cap Stock Fund is incorporated herein by reference to Exhibit (d)(23) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(10)

Schedule B to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Series Large Cap Stock Fund is incorporated herein by reference to Exhibit (d)(24) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(11)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Series Emerging Markets Debt Fund and Fidelity Series Emerging Markets Debt Local Currency Fund is incorporated herein by reference to Exhibit (d)(20) of Fidelity Summer Street Trust’s (File No. 002-58542) Post-Effective Amendment No. 177.

(12)

Schedule B to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Series Emerging Markets Debt Fund and Fidelity Series Emerging Markets Debt Local Currency Fund is incorporated herein by reference to Exhibit (d)(12) of Post-Effective Amendment No. 180.

(13)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Fund, Fidelity Growth Discovery Fund, and Fidelity Mega Cap Stock Fund, is incorporated herein by reference to Exhibit (d)(25) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(14)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Fund, Fidelity Growth Discovery Fund, and Fidelity Mega Cap Stock Fund, is incorporated herein by reference to Exhibit (d)(14) of Post-Effective Amendment No. 180.

(15)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Series Large Cap Stock Fund is incorporated herein by reference to Exhibit (d)(27) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(16)

Schedule B to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Series Large Cap Stock Fund is incorporated herein by reference to Exhibit (d)(28) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(17)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Series Emerging Markets Debt Fund and Fidelity Series Emerging Markets Debt Local Currency Fund is incorporated herein by reference to Exhibit (d)(24) of Fidelity Summer Street Trust’s (File No. 002-58542) Post-Effective Amendment No. 177.

(18)

Schedule B to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Series Emerging Markets Debt Fund and Fidelity Series Emerging Markets Debt Local Currency Fund is incorporated herein by reference to Exhibit (d)(18) of Post-Effective Amendment No. 180.

(19)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Fund, Fidelity Growth Discovery Fund, and Fidelity Mega Cap Stock Fund, is incorporated herein by reference to Exhibit (d)(29) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(20)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Fund, Fidelity Growth Discovery Fund, and Fidelity Mega Cap Stock Fund, is incorporated herein by reference to Exhibit (d)(20) of Post-Effective Amendment No. 180.

(21)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Series Large Cap Stock Fund is incorporated herein by reference to Exhibit (d)(31) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(22)

Schedule B to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Series Large Cap Stock Fund is incorporated herein by reference to Exhibit (d)(32) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(23)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Series Emerging Markets Debt Fund and Fidelity Series Emerging Markets Debt Local Currency Fund is incorporated herein by reference to Exhibit (d)(28) of Fidelity Summer Street Trust’s (File No. 002-58542) Post-Effective Amendment No. 177.

(24)

Schedule B to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Series Emerging Markets Debt Fund and Fidelity Series Emerging Markets Debt Local Currency Fund is incorporated herein by reference to Exhibit (d)(24) of Post-Effective Amendment No. 180.

(7)

(1)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Hastings Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Fund, is incorporated herein by reference to Exhibit (e)(1) of Post-Effective Amendment No. 177.

(2)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Hastings Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Growth Discovery Fund, is incorporated herein by reference to Exhibit (e)(2) of Post-Effective Amendment No. 177.

(3)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Hastings Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Mega Cap Stock Fund, is incorporated herein by reference to Exhibit (e)(3) of Post-Effective Amendment No. 177.

(4)

General Distribution Agreement, dated June 10, 2020, between Fidelity Hastings Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Series Emerging Markets Debt Local Currency Fund, is incorporated herein by reference to Exhibit (e)(4) of Post-Effective Amendment No. 180.

(5)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Hastings Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Series Emerging Markets Debt Fund, is incorporated herein by reference to Exhibit (e)(4) of Post-Effective Amendment No. 177.

(6)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Hastings Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Series Large Cap Stock Fund, is incorporated herein by reference to Exhibit (e)(5) of Post-Effective Amendment No. 177.

(7)

Form of Selling Dealer Agreement (most recently revised September 2010), is incorporated herein by reference to Exhibit (e)(5) of Fidelity Hereford Street Trust’s (File No. 033-52577) Post-Effective Amendment No. 37.

(8)

Form of Selling Dealer Agreement for Bank-Related Transactions (most recently revised April 2006), is incorporated herein by reference to Exhibit (e)(6) of Fidelity Hereford Street Trust’s (File No. 033-52577) Post-Effective Amendment No. 37.

(9)

Form of Bank Agency Agreement (most recently revised November 2014), is incorporated herein by reference to Exhibit (e)(7) of Fidelity Hereford Street Trust’s (File No. 033-52577) Post-Effective Amendment No. 37.

(8)

Amended and Restated Fee Deferral Plan of the Non-Interested Person Trustees of the Fidelity Equity and High Income Funds effective as of September 15, 1995, as amended and restated as of March 1, 2018, is incorporated herein by reference to Exhibit (f) of Fidelity Commonwealth Trust’s (File No. 002-52322) Post-Effective Amendment No. 150.

 (9)

(1)

Custodian Agreement, dated January 1, 2007, between Brown Brothers Harriman & Company and Fidelity Hastings Street Trust on behalf of Fidelity Growth Discovery Fund is incorporated herein by reference to Exhibit (g)(1) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 72.

(2)

Custodian Agreement, dated January 1, 2007, between JPMorgan Chase Bank, N.A. and Fidelity Hastings Street Trust on behalf of Fidelity Mega Cap Stock Fund, Fidelity Series Emerging Markets Debt Fund, and Fidelity Series Emerging Markets Debt Local Currency Fund, is incorporated herein by reference to Exhibit (g)(2) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 72.

(3)

Custodian Agreement, dated January 1, 2007, between The Northern Trust Company and Fidelity Hastings Street Trust on behalf of Fidelity Fund and Fidelity Series Large Cap Stock Fund is incorporated herein by reference to Exhibit (g)(9) of Fidelity Financial Trust’s (File No. 002-79910) Post-Effective Amendment No. 45.

(10)

(1)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Fund: Fidelity Fund, is incorporated herein by reference to Exhibit (m)(1) of Post-Effective Amendment No. 177.

(2)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Fund: Class K, is incorporated herein by reference to Exhibit (m)(2) of Post-Effective Amendment No. 177.

(3)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Growth Discovery Fund is incorporated herein by reference to Exhibit (m)(3) of Post-Effective Amendment No. 177.

(4)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Growth Discovery Fund: Class K, is incorporated herein by reference to Exhibit (m)(4) of Post-Effective Amendment No. 177.

(5)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Mega Cap Stock Fund: Fidelity Mega Cap Stock Fund, is incorporated herein by reference to Exhibit (m)(5) of Post-Effective Amendment No. 177.

(6)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Mega Cap Stock Fund: Fidelity Advisor Mega Cap Stock Fund: Class A, is incorporated herein by reference to Exhibit (m)(6) of Post-Effective Amendment No. 177.

(7)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Mega Cap Stock Fund: Fidelity Advisor Mega Cap Stock Fund: Class M, is incorporated herein by reference to Exhibit (m)(7) of Post-Effective Amendment No. 177.

(8)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Mega Cap Stock Fund: Fidelity Advisor Mega Cap Stock Fund: Class C, is incorporated herein by reference to Exhibit (m)(8) of Post-Effective Amendment No. 177.

(9)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Mega Cap Stock Fund: Fidelity Advisor Mega Cap Stock Fund: Class I, is incorporated herein by reference to Exhibit (m)(9) of Post-Effective Amendment No. 177.

(10)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Mega Cap Stock Fund: Fidelity Advisor Mega Cap Stock Fund: Class Z, is incorporated herein by reference to Exhibit (m)(10) of Post-Effective Amendment No. 177.

(11)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Series Emerging Markets Debt Local Currency Fund is incorporated herein by reference to Exhibit(m)(11) of Post-Effective Amendment No. 180.

(12)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Series Emerging Markets Debt Fund: Fidelity Series Emerging Markets Debt Fund, is incorporated herein by reference to Exhibit (m)(11) of Post-Effective Amendment No. 177.

(13)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Series Large Cap Stock Fund, is incorporated herein by reference to Exhibit (m)(12) of Post-Effective Amendment No. 177.

(11)

Opinion and consent of counsel Dechert LLP, as to the legality of shares being registered is incorporated herein by reference to Exhibit 11 of Fidelity Hastings Street Trust’s N-14.

(12)

Opinion and consent of counsel Dechert LLP, as to tax matters is filed herein as Exhibit 12.

(13)

Not applicable.

(14)

Consent of PricewaterhouseCoopers LLP, dated February 16, 2021, is incorporated herein by reference to Exhibit 14 of Post-Effective Amendment No. 1.

(15)

Not applicable.

(16)

(1) Power of Attorney, dated December 1, 2020 is filed herein as Exhibit 16(1).

(2) Power of Attorney, dated January 1, 2021, is filed herein as Exhibit 16(2).

(17)

Not applicable.

Item 17.

Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of the prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each Post-Effective Amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant undertakes to file a post-effective amendment to this registration statement upon the closing of the Reorganization described in this Registration Statement that contains an opinion of counsel supporting the tax matters discussed in this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for the effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 7th day of May 2021.

Fidelity Hastings Street Trust
By	/s/Stacie M. Smith
Stacie M. Smith, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

(Signature)		(Title)	(Date)

/s/Stacie M. Smith		President and Treasurer	May 7, 2021
Stacie M. Smith		(Principal Executive Officer)

/s/John J. Burke III		Chief Financial Officer	May 7, 2021
John J. Burke III		(Principal Financial Officer)

/s/Dennis J. Dirks	*	Trustee	May 7, 2021
Dennis J. Dirks

/s/Donald F. Donahue	*	Trustee	May 7, 2021
Donald F. Donahue

/s/Bettina Doulton	*	Trustee	May 7, 2021
Bettina Doulton
/s/Vicki L. Fuller	*	Trustee	May 7, 2021
Vicki L. Fuller

	*	Trustee
Alan J. Lacy

	*	Trustee
Ned C. Lautenbach

/s/Patricia L. Kampling	*	Trustee	May 7, 2021
Patricia L. Kampling

/s/Thomas Kennedy	*	Trustee	May 7, 2021
Thomas Kennedy

/s/Robert A. Lawrence	*	Trustee	May 7, 2021
Robert A. Lawrence

	*	Trustee
Joseph Mauriello

	*	Trustee
Cornelia M. Small

/s/Garnett A. Smith	*	Trustee	May 7, 2021
Garnett A. Smith

/s/David M. Thomas	*	Trustee	May 7, 2021
David M. Thomas

/s/Susan Tomasky	*	Trustee	May 7, 2021
Susan Tomasky

/s/Michael E. Wiley	*	Trustee	May 7, 2021
Michael E. Wiley

*	By:	/s/Megan C. Johnson
Megan C. Johnson, pursuant to powers of attorney dated December 1, 2020 and January 1, 2021 and filed herewith.